UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm and EOS sign Teaming Agreement

3 November 2005
Arlington, VA – Metal Storm Limited today released a joint statement with
Electro Optic Systems Holdings Limited (EOS) announcing a long term Teaming
Agreement between the two companies to co-develop and market a new weapon system which combines and optimizes the unique features of Metal Storm’s weapons with EOS’ fire control and sensor systems.

Metal Storm Chief Executive Officer David Smith said “this Teaming Agreement with EOS is a very significant development for Metal Storm because it brings us together with a very successful commercial partner who has an already fielded fire control and targeting system that integrates neatly with our weapons system and adds a key element to our product package.”

“EOS has combat-proven technology which forms a central part of the U.S. Army
CROWS (Common Remotely operated Weapon System) program, which has been successfully fielded since 2003”, he said.

The Metal Storm/EOS weapon system will combine the unique features and benefits of the two companies’ technologies to provide a fast-reaction, lightweight, multi-functional weapon system, capable of either autonomous or remote operation.

“The new weapon system would provide customers with options to respond to a variety of operational situations including the interception of incoming projectiles and the application of lethal and less-than-lethal force – all from a single integrated weapon system,” said Mr Smith.

“Weapons comprise three essential elements.  Firstly, technology to acquire the target and aim and control the weapon; secondly the actual gun itself, and thirdly munitions choices to provide the various effects on target.  The relationships we have formalized with EOS, ST Kinetics and ARDEC bring these three elements together.  We have the Metal Storm 40mm gun and associated components ; EOS provide a target acquisition, aiming and fire control element; ST Kinetics provide us with a variety of munitions for international markets;  while in the US our contract with ARDEC provides for a range of munitions including less-than-lethal types.” Mr Smith said.

The two companies will join forces under the long term agreement, with the objective of securing contracts to supply integrated weapon systems to the US
Department of Defense and other customers in international markets.  The new system is scheduled to be trialed in 2006 with the objective of using it operationally from 2007.

Notes
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm website: www.metalstorm.com
EOS Australian Stock Exchange trading code: EOS
EOS website: www.eos-aus.com
Company Contacts

Metal Storm Contact: EOS Contact:                         Media Contact:
David Smith         Dr Ben Greene                         Gregory Pettit
Metal Storm Limited Electro Optic Systems Holdings Limited Hill & Knowlton
TEL: 703 248 8218 TEL: +61 (0) 414 365 658      TEL: 212 1885 0300
dsmith@metalstorm.com info@eos-aus.com     gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round” technology. The company is headquartered in Brisbane,
Australia and incorporated in the US, with an office in Washington DC.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.  Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The
Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Electro Optic Systems Holdings Limited
EOS is a public company, specializing in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defense markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

About CROWS
CROWS is the acronym for Common Remotely Operated Weapons Station. It is a
stabilized, gunner-operated system that provides the capability to remotely aim and fire a suite of crew-served weapons. CROWS is manufactured by Recon
Optical Inc (ROI) in conjunction with Fire Control Systems (FCS) and EOS
Technologies (EOST) of Tucson, Arizona, subsidiaries of Electro Optic Systems
Holdings Limited (EOS) of Australia, who provide the critical fire control and sensor components for CROWS.

CROWS, which is mounted on a variety of vehicle platforms -- including the
HMMWV, provides Soldiers with the capability to acquire and engage targets while protected by the vehicle. It supports the MK19 Grenade Machine Gun, 50
Caliber M2 Machine Gun, M249 Semi Automatic Weapon and M240B Machine Gun.
CROWS includes two axis-stabilized mounts, a sensor suite and fire control software allowing on-the-move target acquisition and first-burst target engagement. The CROWS sensor suite permits target engagements under day and night conditions and includes a daytime video camera, image intensifier, heavy thermal weapon sight and laser rangefinder.

Four prototypes of the CROWS system were deployed to Iraq in Dec 2003 under an urgent needs request. The Pentagon has since approved two contracts for CROWS.
The first contract issued in 2004 bought 27 units for the Army. The most recent contract, issued in March 2005, called for an additional 252 CROWS and field support for US$76.2 million.

The CROWS program has been acclaimed by Congress as a model for cost-effective rapid development and fielding to meet the urgent material requirements of forces fighting the War on Terrorism.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: November 3, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary